UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

 1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒   Form 20-F    ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
INCORPORATION BY REFERENCE
The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No.333-289669) and the registration statement on Form S-8, as amended (Registration No.333-248912).

EXHIBIT INDEX

Exhibit	Description
99.1	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD END SEPTEMBER 30, 2025
99.2	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2025
101	INS XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	SCH Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Elizabeth Owens
Name:	Elizabeth Owens
Title:	Chief Financial Officer

Date: November 10, 2025